UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 19, 2007

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appointment of New CEO

Arlington, VA – January 19, 2007: Metal Storm Limited (NASDAQ ticker symbol:
MTSX and ASX trading code: MST).

Metal Storm today announced the appointment of Dr Lee Finniear as CEO of the
Company, effective from February 19, 2007.

Dr Finniear took his undergraduate degree from Loughborough University UK with first class honors in Civil Engineering. He holds a PhD in an engineering related field.

He has worked in the UK, Asia and the USA, and has held senior executive roles in technology companies that service defense organizations worldwide.  In his most recent role as CEO of Derceto Ltd, he operated businesses in New Zealand, the USA and the UK.  He has strong business contacts in the American market and direct experience with Defense Industry acquisition procedures in this country.

The Executive Chairman, Terry O’Dwyer, welcomed Dr Finniear’s appointment saying that the Company would be very well served by his experience and technical skills.

“In particular, he has had extensive experience taking developed concepts through to commercial products, orders and sales”, Mr O’Dwyer said.  “Metal
Storm has significantly progressed its capacity toward commercialized products over the last 12 months and consequently the timing of Dr Finniear’s appointment as CEO is another part of the careful process by the Company to build its sales, partnering and delivery capability.”

Dr Finniear said he looked forward to leading the commercialization effort of the Company’s unique technology as its CEO.

Mr O’Dwyer will cease to act in an executive capacity on Dr Finniear’s appointment.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contacts:
USA
Peter Faulkner - SVP US Operations, Metal Storm Inc. - Ph: +1 703 248 8218
Australia
Jim MacDonald - Chief Financial Officer, Metal Storm Limited - Ph: +61 (0) 7
3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: January 19, 2007	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary